                                Filed by Patterson-UTI Energy, Inc.
                                pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company:  TMBR/Sharp Drilling, Inc.

                                Subject Company Commission File No.:  0-12757

                                Date:  July 7, 2003


FOR IMMEDIATE RELEASE       Contacts:  John E. Vollmer III
                                       SVP-Corporate Development
                                       Patterson-UTI Energy, Inc.
                                       (214) 360-7800

                                       Thomas C. Brown
                                       Chairman of the Board
                                       TMBR/Sharp Drilling, Inc.
                                       (915) 699-5050


            PATTERSON-UTI ENERGY, INC. AND TMBR/SHARP DRILLING, INC.
                    RECEIVE CLEARANCE UNDER HART-SCOTT-RODINO

         SNYDER, Texas and MIDLAND, Texas - July 7, 2003 - PATTERSON-UTI ENERGY, INC. (Nasdaq: PTEN) and TMBR/Sharp Drilling, Inc. (Nasdaq: TBDI) today announced that the Federal Trade Commission and the Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the proposed merger of Patterson-UTI and TMBR/Sharp.

         THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. A REGISTRATION STATEMENT RELATING TO THE PATTERSON-UTI ENERGY, INC. COMMON STOCK TO BE ISSUED TO THE TMBR/SHARP DRILLING, INC. SHAREHOLDERS AND THE PROXY STATEMENT RELATING TO THE MEETING OF THE SHAREHOLDERS OF TMBR/SHARP DRILLING, INC. WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THESE DOCUMENTS MAY BE OBTAINED FREE OF CHARGE ON THE SEC WEBSITE (WWW.SEC.GOV). WE URGE YOU TO CAREFULLY REVIEW THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. TMBR/SHARP, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF PROXIES FROM TMBR/SHARP'S SHAREHOLDERS IN CONNECTION WITH THE TRANSACTION. INFORMATION REGARDING SUCH

PERSONS AND THEIR INTERESTS IN TMBR/SHARP IS CONTAINED IN TMBR/SHARP'S PROXY STATEMENTS AND ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC. ADDITIONAL INFORMATION REGARDING THOSE PERSONS AND THEIR INTERESTS IN THE TRANSACTION MAY BE OBTAINED BY READING THE DEFINITIVE PROXY STATEMENT RELATING TO THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE. FREE COPIES OF THE DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND TMBR/SHARP'S OTHER FILINGS WITH THE SEC MAY ALSO BE OBTAINED FROM TMBR/SHARP BY DIRECTING A REQUEST TO TMBR/SHARP DRILLING, INC., 4607 W. INDUSTRIAL BLVD., MIDLAND, TEXAS 79703, ATTN: PATRICIA R. ELLEDGE, TELEPHONE NUMBER (915) 699-5050.

         ABOUT PATTERSON-UTI ENERGY, INC.
         Patterson-UTI Energy, Inc. is the second-largest provider of onshore contract drilling services to exploration and production companies in North America. Patterson-UTI owns 340 land-based drilling rigs that operate primarily in oil and natural gas producing regions of Texas, New Mexico, Oklahoma, Utah, Louisiana, Mississippi and western Canada. Patterson-UTI Energy, Inc. is also engaged in the businesses of pressure pumping services and drilling and completion fluid services. Additionally, Patterson-UTI has a small exploration and production business that is based in Texas.

         ABOUT TMBR/SHARP DRILLING, INC.
         TMBR/Sharp Drilling, Inc. is engaged in the contract drilling of oil and gas wells in the Permian Basin of west Texas and eastern New Mexico and the exploration for, development and production of oil and natural gas in these same areas.